UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Super Group (SGHC) Limited

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Ordinary Shares

(Title of Class of Securities)

G8588X111

(CUSIP Number of Class of Securities)

Robert James Dutnall

Super Group (SGHC) Limited

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

Telephone: +44 (0) 1481-822-939

(Name, address and telephone numbers, of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Justin Stock

David Boles

Brian Leaf

Cooley LLP

55 Hudson Yards

10001 New York, NY

Tel: +1 212-479-6000

☐

Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends the prospectus/offer to exchange, dated November 10, 2022 (as it may be amended and supplemented from time to time, the “Prospectus/Offer to Exchange”), a copy of which was filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO originally filed by Super Group (SGHC) Limited, a non-cellular company limited by shares incorporated under the laws of the Island of Guernsey (the “Company”), on November 10, 2022 (as it may be amended and supplemented from time to time, the “Schedule TO”), relating to an offer by the Company to each holder of the Company’s outstanding public warrants (as defined below) to receive 0.25 ordinary shares of the Company, no par value per share (“Ordinary Shares”) in exchange for every outstanding public warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”).

The 22,499,986 redeemable warrants sold as part of the units in Sports Entertainment Acquisition Corp.’s (“SEAC”) initial public offering of SEAC’s securities on October 6, 2020 (the “IPO”) (whether they were purchased in the IPO or thereafter in the open market) are referred to herein as the “public warrants”. The warrants originally issued to certain investors in a private placement simultaneously with the closing of the IPO, as well as in connection with the closing of the partial exercise by the underwriters of their over-allotment option, that have not become public warrants under the Warrant Agreement (as defined below) as a result of being transferred to any person other than permitted transferees are referred to herein as the “private placement warrants”, and were issued pursuant to certain subscription agreements, each in connection with the closing of the transactions contemplated by the business combination agreement, dated as of April 23, 2021, by and among SEAC and the Company, et al.

The public warrants and the private placement warrants are referred to herein collectively as the “warrants”, and each a “warrant”.

Concurrently with the Offer, the Company also solicited consents (the “Consent Solicitation”) from holders of the outstanding warrants to amend that certain Warrant Agreement, dated as of October 6, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), to permit the Company to (i) require that all outstanding public warrants following this Offer be converted into 0.225 Ordinary Shares (a ratio 10% less than the exchange ratio applicable to the Offer) and (ii) instruct the warrant agent to cancel each outstanding private placement warrant for no consideration (the “Warrant Amendment”).

The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Offer, and (ii) update Item 12 of the Schedule TO to include (a) the final Prospectus/Offer to Exchange, dated December 12, 2022, which forms part of the Registration Statement on Form F-4 (“Registration Statement”) declared effective by the SEC on December 9, 2022, (b) a press release issued by the Company on December 12, 2022, announcing the results of the Offer, the execution of the Warrant Amendment, and the effectiveness of the Registration Statement, and (c) the executed Warrant Amendment.

Except as amended hereby to the extent discussed above, the information contained in the Schedule TO, the Prospectus/Offer to Exchange, and the other exhibits to the Schedule TO remains unchanged and is hereby expressly incorporated into this Amendment No. 2 by reference. This Amendment No. 2 should be read with the Schedule TO and the Prospectus/Offer to Exchange.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

The Offer and Consent Solicitation expired at 12:01 a.m., Eastern Time, on December 12, 2022. The Company has been advised that 21,328,401 public warrants (including 118,953 public warrants tendered through guaranteed delivery), or approximately 94.79% of the outstanding public warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered public warrants for exchange and settlement on or before December 14, 2022. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 94.79% of the outstanding public warrants and approximately 100% of the outstanding private placement warrants to the Warrant Amendment, which exceeds the threshold of 50% of each of the outstanding public warrants and outstanding private placement warrants required to effect the Warrant Amendment. On December 12, 2022, the Company and Continental Stock Transfer & Trust Company entered into the Warrant Amendment and the Company announced that it will exercise its right, in accordance with the terms of the Warrant Amendment, (i) to exchange all remaining untendered public warrants for Ordinary Shares at a ratio of 0.225 Ordinary Shares per public warrant and (ii) to cancel any remaining private placement warrants for no consideration, following which, no public or private warrants will remain outstanding (together, the “Post-Offer Exchange”). The Company has fixed the date for the Post-Offer Exchange as December 26, 2022. The last day of trading for the warrants will be December 23, 2022.

On December 12, 2022, the Company issued a press release announcing the final results of the Offer and Consent Solicitation as set forth above and the Company’s entry into the Warrant Amendment. A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

(a)	Exhibits

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed pursuant to Rule 424(b)(3) by the Company with the SEC on December 9, 2022).

(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-4/A filed by the Company with the SEC on November 22, 2022).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by the Company with the SEC on November 10, 2022).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form F-4/A filed by the Company with the SEC on November 22, 2022).

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form F-4/A filed by the Company with the SEC on November 22, 2022).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).

(a)(5)(A)	Press Release, dated November 4, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by the Company on November 4, 2022).

(a)(5)(B)	Press Release, dated November 10, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by the Company on November 10, 2022).

(a)(5)(C)	Press Release, dated November 22, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by the Company on November 22, 2022).

(a)(5)(D)	Press Release, dated December 12, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by the Company on December 12, 2022).

(b)	Not applicable.

Exhibit No.	Description

(d)(i)	Business Combination Agreement, dated as of April 23, 2021, by and among Sports Entertainment Acquisition Corp., SGHC Limited, the Company, Super Group (SGHC) Merger Sub Inc., and Sports Entertainment Acquisition Holdings LLC (incorporated by reference to Exhibit 2.1 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

(d)(ii)	Amended and Restated Super Group (SGHC) Limited Memorandum of Incorporation (incorporated by reference to Exhibit 1.1 of the Company’s Shell Company Report on 20-F (File No. 001-41253) filed with the SEC on February 2, 2022).

(d)(iii)	Amended and Restated Super Group (SGHC) Limited Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K (File No. 001-41253) filed with the SEC on September 22, 2022).

(d)(iv)	Specimen Warrant Certificate of Sports Entertainment Acquisition Corp. (incorporated by reference to Exhibit 4.4 of Sports Entertainment Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-248798) filed with the SEC on September 28, 2020).

(d)(v)	Warrant Agreement between Continental Stock Transfer & Trust Company and Sports Entertainment Acquisition Corp. (incorporated by reference to Exhibit 4.1 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on October 7, 2020).

(d)(vi)	Warrant Assumption Agreement among Sports Entertainment Acquisition Corp., Super Group (SGHC) Limited and Continental Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to Exhibit 2.3 of the Company’s Shell Company Report on 20-F (File No. 001-41253) filed with the SEC on February 2, 2022).

(d)(vii)	Super Group (SGHC) Limited 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s F-1/A filed with the SEC on June 7, 2022).

(d)(viii)	Form of Super Group (SGHC) Limited Option Agreement (US/UK) (incorporated by reference to Exhibit 10.2 of the Company’s F-1/A filed with the SEC on June 7, 2022).

(d)(ix)	Form of Super Group (SGHC) Limited Option Agreement (Non-US/UK) (incorporated by reference to Exhibit 10.3 of the Company’s F-1/A filed with the SEC on June 7, 2022).

(d)(x)	Form of Super Group (SGHC) Limited Global RSU Agreement (incorporated by reference to Exhibit 10.4 of the Company’s F-1/A filed with the SEC on June 7, 2022).

(d)(xi)	Super Group (SGHC) Limited 2021 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.5 of the Company’s F-1/A filed with the SEC on June 7, 2022).

(d)(xii)	Exchange Agreement, dated as of April 23, 2021, by and among the Company, SGHC Limited and the Pre-Closing Holders (incorporated by reference to Exhibit 10.1 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

(d)(xiii)	Founder Holders Consent Letter, dated April 23, 2021, by and among the Founder Holders, the Company, SGHC Limited, Sports Entertainment Acquisition Corp. and Sports Entertainment Acquisition Holdings LLC (incorporated by reference to Exhibit 10.2 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

(d)(xiv)	Tender and Support Agreement, dated 10, 2022, by and between the Company and each of the persons listed on Schedule A thereto (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 filed by the Company with the SEC on November 10, 2022).

(d)(xv)	Amendment No. 1 to Warrant Agreement, dated December 12, 2022, by and between the Company and Continental Stock Transfer & Trust Company.

(e)	Not applicable.

(f)	Not applicable.

Exhibit No.	Description

(g)	Not applicable.

(h)	Tax Opinion of Cooley LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form F-4 filed by the Company with the SEC on November 10, 2022).

(b)	Filing Fee Exhibit.

Filing Fee Table.

Previously Filed

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPER GROUP (SGHC) LIMITED

By:	/s/ Robert James Dutnall
Robert James Dutnall
Authorized Signatory

Dated: December 12, 2022